Sub-Item 77I (b): Terms of new or amended securities

At its December 3, 2008 Board of Trustees meeting, the Board approved the creation of the WHV International Equity Fund (the "Fund"), an additional series of FundVantage Trust (the "Trust"). The Fund consists of two classes of shares: Class I and Class A Shares. A description of the Fund's Class I and Class A Shares is contained in its Prospectus and Statement of Additional Information dated December 15, 2008, which was filed in the Trust's Rule 497(c) filing on December 22, 2008.